650 Fifth Avenue, 35th Floor

New York, NY 10019

August 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn:	Marion Graham
Jeff Kauten
Dave Edgar
Christine Dietz

Re:	The RoyaLand Company Ltd.
Registration Statement on Form F-1, as amended (File No. 333-273097)
Withdrawal of Request for Acceleration on Effectiveness

Dear Sir/Madam,

Reference is made to our letter, filed as correspondence via EDGAR on August 15, 2023, in which we joined The RoyaLand Company Ltd.’s request for acceleration of the effective date of the above-referenced registration statement on Form F-1, as amended (the “Registration Statement”), to 5:00 p.m. Wednesday, August 16, 2023, or as soon thereafter as practicable, in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended.

The RoyaLand Company Ltd. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date until further notice from The RoyaLand Company Ltd.

Very truly yours,

Revere Securities, LLC

/s/ Thomas Irwin
Name: Thomas Irwin
Title: Chief Operating Officer